United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 13, 2021

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

April 13, 2021

CHANGES TO DIRECTORS OF COCA-COLA EUROPEAN PARTNERS PLC

Coca-Cola European Partners plc (CCEP) announces that Irial Finan has resigned from the Board with effect from CCEP’s 2021 Annual General Meeting (the AGM) and Manuel “Manolo” Arroyo has been nominated by European Refreshments to succeed him as a Non-executive Director. Manolo Arroyo will be put forward for election by shareholders at the AGM.

Irial Finan was appointed as a Non-executive Director of CCEP in April 2016. He has been a member of the Nomination Committee and of the Remuneration Committee since his appointment.

Manolo Arroyo is the Chief Marketing Officer for The Coca-Cola Company. He brings to the Board in-depth knowledge of the Coca-Cola system and international experience, including in his previous role as President of the Asia Pacific Group. Prior to this, he held roles as Chief Executive Officer of Deoleo, S.A., a Spanish multinational olive oil processing company, and Senior Vice President and President, Asia Pacific of S.C. Johnson & Son, Inc., a multinational consumer product manufacturer.

Sol Daurella, Chairman said, “On behalf of the Board, I would like to thank Irial very much for the significant contribution he has made to our business over the years. We have benefited hugely from his extensive knowledge of the Cola-Cola system and we all wish him the very best for the future. I look forward to working with Manolo in the future.”

CONTACTS

Company Secretariat Clare Wardle	Investor Relations Sarah Willett	Media Relations Shanna Wendt
T +44 20 7355 8406	+44 7970 145 218	T +44 7976 595 168

ABOUT CCEP

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling & distributing an extensive range of non-alcoholic ready to drink beverages & is the world's largest Coke bottler based on revenue. CCEP serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain & Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange & on the Spanish Stock Exchanges, trading under the symbol CCEP. For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CCEP.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: April 13, 2021	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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